UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation           CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                           24 UNDER THE PUBLIC UTILITY
                                              HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2003 through September 30, 2003. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 88,314 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 166,598 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 286,007 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         SCANA issued a guarantee to Berkeley County, South Carolina for South Carolina Generating Company, Inc. (GENCO) in the amount of $35.9 million in connection with the issuance of Pollution Control Facilities Revenue Refunding Bonds. The prior guarantee issued to Berkeley County in the amount of $35.9 million was terminated.

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to FPL Energy Power Marketing, Inc for SCANA Energy Marketing, Inc. (SEMI) in the amount of $5.0 million.

         SCANA issued a guarantee to UBS AG for SEMI in the amount of $5.0 million.

         SCANA issued a joint guarantee to Total Gas and Power North America, Inc. for SEMI and South Carolina Pipeline Corporation (SCPC) in the amount of $10.0 million. In conjunction with this issuance, SCANA terminated prior guarantees to Total Gas and Power North America, Inc. on behalf of SEMI ($3.0 million) and SCPC ($4.0 million).

         SCANA issued a guarantee to Apache Corporation for SCPC in the amount of $2.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Holding Company Act Release 35-27649 (February 12, 2003).

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.9 million to $43.8 million, at interest rates ranging from 1.07% to 1.15%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $207.4 million.

              Public Service Company of North Carolina, Incorporated:

              PSNC Energy's existing 364-Day Revolving Credit Agreement which was to expire on July 23, 2003 was replaced by a new 364-Day Revolving Credit Agreement that will expire on July 23, 2004. The principal amount of the credit agreement is $125 million in Promissory Notes with the following persons:

              Bank of America, N. A. - $25 million
              Wachovia Bank, N. A. - $25 million
              The Bank of New York - $15 million
              Branch Banking and Trust - $25 million
              Credit Suisse First Boston Corporation - $20 million KBC Bank - $15 million

              The application interest rates ranging from LIBOR plus .355% to ..950% will be based upon the debt rating of PSNC Energy.

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $9.2 million, at interest rates ranging from 1.06% to 1.17%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $36.0 million.

              South Carolina Generating Company, Inc.:

              On August 26, 2003 Berkeley County, South Carolina issued its $35,850,000 Pollution Control Facilities Revenue Refunding Bonds, Series 2003. The proceeds of these bonds were loaned by the County to GENCO, and applied to defease GENCO's obligation with respect to the County's $35,850,000 Pollution Control Facilities Revenue Refunding Bonds, Series 1984 (bearing interest at a rate of 6.50%.) The refunding bonds have an annual interest rate of 4.875% and mature on October 1, 2014.

B. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

         C. SCANA debt issuances:

              SCANA's existing 364-Day Revolving Credit Agreement which was to expire on September 30, 2003 was replaced by a new 364-Day Revolving Credit Agreement that will expire on September 28, 2004. The principal amount of the credit agreement is $50 million in Promissory Notes with Bank of America, N.A. The applicable interest rates ranging from LIBOR plus .375% to 1.50% will be based upon the debt rating of SCANA.

              No long-term debt was issued during the period.

              Short-term debt in the form of commercial paper issued through KBC Bank and Wachovia Bank, ranging in amount from $8.5 million to $17.0 million, at interest rates ranging from 1.40% to 1.88%.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $23.0 million.

         D. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         South Carolina Electric & Gas Company Form S-3 filed September 12, 2003 SCANA Corporation Form S-8 Post-Effective Amendment filed September
         17, 2003

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         None



9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed August 26, 2003

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

         South Carolina Generating Company, Inc. Balance Sheet (Exhibit A-4).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:     s/James E. Swan, IV
                                            ----------------------------

                                            James E. Swan, IV
                                            ----------------------------------
                                                          (Name)

                                              Controller
                                              (Title)


Dated:  November 17, 2003

                                    EXHIBITS


A-1 Balance Sheet for SCANA Corporation as of September 30, 2003 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of September 30, 2003 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of September 30, 2003 (Filed herewith)

A-4 Balance Sheet for South Carolina Generating Company, Incorporated as of September 30, 2003 (Filed herewith)

B      Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C Schedule I and II of SCANA Corporation Form U-6B-2 filed November 17, 2003, incorporated by reference herein

                                                                    Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


--------------------------------------------------------------------------------
                                                                   September 30,
Millions of dollars                                                    2003
--------------------------------------------------------------------------------
Assets

Utility Plant:
    Electric                                                         $5,416
    Gas                                                                1,650
    Other                                                                181
--------------------------------------------------------------------------------
        Total                                                          7,247
    Accumulated depreciation and amortization                         (2,606)
--------------------------------------------------------------------------------
        Total                                                          4,641
    Construction work in progress                                        994
    Nuclear fuel, net of accumulated amortization                          41
    Acquisition adjustments, net of accumulated amortization              230
--------------------------------------------------------------------------------
        Utility Plant, Net                                             5,906
--------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation                       93
Investments                                                              222
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
       Nonutility Property and Investments, Net                          315
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                         80
    Receivables, net of allowance for uncollectible accounts of
        $21 and $17                                                      358
    Receivables - affiliated companies                                     15
    Inventories (at average cost):
        Fuel                                                             169
        Materials and supplies                                             60
        Emission allowances                                                 7
    Prepayments                                                            36
    Deferred income taxes, net                                              4
--------------------------------------------------------------------------------
        Total Current Assets                                             729
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                          21
    Nuclear plant decommissioning                                           -
    Assets held in trust, net-nuclear decommissioning                      35
    Pension asset, net                                                   269
    Other regulatory assets                                              331
    Other                                                                182
--------------------------------------------------------------------------------
        Total Deferred Debits                                            838
--------------------------------------------------------------------------------
            Total                                                    $7,788
================================================================================

--------------------------------------------------------------------------------
                                                                  September 30,
Millions of dollars                                                    2003
--------------------------------------------------------------------------------
Capitalization and Liabilities


Stockholders' Investment:
    Common equity                                                      $2,306
    Preferred stock (Not subject to purchase or sinking funds)             106
--------------------------------------------------------------------------------
        Total Stockholders' Investment                                   2,412
Preferred Stock, net (Subject to purchase or sinking funds)                  9
SCE&G-Obligated Mandatorily Redeemable Preferred
    Securities of SCE&G's Subsidiary Trust, SCE&G
    Trust I, holding solely $50 million principal
    amount of 7.55% Junior Subordinated Debentures
    of SCE&G                                                                 -
Long-Term Debt, net                                                      2,852
--------------------------------------------------------------------------------
        Total Capitalization                                             5,273
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                                   242
    Current portion of long-term debt                                       402
    Accounts payable                                                        201
    Accounts payable - affiliated companies                                  14
    Customer deposits                                                        43
    Taxes accrued                                                            72
    Interest accrued                                                         52
    Dividends declared                                                       41
    Deferred income taxes, net                                                -
    Other                                                                    51
--------------------------------------------------------------------------------
       Total Current Liabilities                                         1,118
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                             782
    Deferred investment tax credits                                        119
    Reserve for nuclear plant decommissioning                                 -
    Asset retirement obligation - nuclear plant                            116
    Postretirement benefits                                                133
    Regulatory liabilities                                                 144
    Other                                                                  103
--------------------------------------------------------------------------------
        Total Deferred Credits                                           1,397
--------------------------------------------------------------------------------
           Total                                                       $7,788
================================================================================

                                                            Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

-------------------------------------------------------------------------------
                                                               September 30,
Millions of dollars                                                 2003
-------------------------------------------------------------------------------
Assets

Utility Plant:

    Electric                                                         $5,098
    Gas                                                                  453
    Other                                                                181
-------------------------------------------------------------------------------
        Total                                                          5,732
    Accumulated depreciation and amortization                         (2,009)
-------------------------------------------------------------------------------
        Total                                                          3,723
    Construction work in progress                                        877
    Nuclear fuel, net of accumulated amortization                         41
-------------------------------------------------------------------------------
        Utility Plant, Net                                            4,641
-------------------------------------------------------------------------------

Nonutility Property and Investments, Net                                  25
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                        25
    Receivables, net                                                     226
    Receivables - affiliated companies                                    64
    Inventories (at average cost):
        Fuel                                                              27
        Materials and supplies                                            52
        Emission allowances                                                 7
    Prepayments                                                           20
-------------------------------------------------------------------------------
        Total Current Assets                                             421
-------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                         12
    Nuclear plant decommissioning                                          -
    Assets held in trust, net - nuclear decommissioning                   35
    Pension asset, net                                                  269
    Due from affiliates - pension and postretirement benefits             20
    Other regulatory assets                                             296
    Other                                                               146
-------------------------------------------------------------------------------
        Total Deferred Debits                                           778
-------------------------------------------------------------------------------
            Total                                                   $5,865
===============================================================================

--------------------------------------------------------------------------------
                                                                  September 30,
Millions of dollars                                                    2003
--------------------------------------------------------------------------------
Capitalization and Liabilities


Stockholders' Investment:
    Common equity                                                      $2,028
    Preferred stock (Not subject to purchase or sinking funds)             106
--------------------------------------------------------------------------------
        Total Stockholders' Investment                                  2,134
Preferred Stock, net (Subject to purchase
    or sinking funds)                                                       9
Company-Obligated Mandatorily Redeemable Preferred
    Securities of the Company's Subsidiary Trust,
    SCE&G Trust I, holding solely $50 million
    principal amount of 7.55%
    Junior Subordinated Debentures of SCE&G                                  -
Long-Term Debt, net                                                      1,706
--------------------------------------------------------------------------------
          Total Capitalization                                           3,849
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                                   196
    Current portion of long-term debt                                       238
    Accounts payable                                                         82
    Accounts payable - affiliated companies                                  63
    Customer deposits                                                        24
    Taxes accrued                                                           100
    Interest accrued                                                         35
    Dividends declared                                                       39
    Deferred income taxes, net                                                4
    Other                                                                    23
--------------------------------------------------------------------------------
          Total Current Liabilities                                         804
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                              650
    Deferred investment tax credits                                         111
    Reserve for nuclear plant decommissioning                                 -
    Asset retirement obligation - nuclear plant                             116
    Due to affiliates - pension and postretirement benefits                  15
    Postretirement benefits                                                 133
    Regulatory liabilities                                                  133
    Other                                                                    54
--------------------------------------------------------------------------------
          Total Deferred Credits                                          1,212
--------------------------------------------------------------------------------
                Total                                                    $5,865
================================================================================

                                                              Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

------------------------------------------------------- ---------------- ---
                                                                September 30,
Millions of dollars                                                 2003
------------------------------------------------------- ---------------- ---


Assets
Gas Utility Plant                                                  $932
Accumulated depreciation                                           (344)
Acquisition adjustment, net of accumulated amortization             210
------------------------------------------------------- --------------------
           Gas Utility Plant, Net                                   798
------------------------------------------------------- --------------------

Nonutility Property and Investments, Net                             27
------------------------------------------------------- --------------------

Current Assets:
     Cash and temporary investments                                   5
     Restricted cash and temporary investments                        7
     Receivables, net of allowance for uncollectible
        accounts of $1 and $2                                        38
     Receivables-affiliated companies                                13
     Inventories (at average cost):
        Stored gas                                                   62
        Materials and supplies                                        5
     Prepayments                                                      8
     Deferred income taxes, net                                       3
------------------------------------------------------- --------------------
           Total Current Assets                                    141
------------------------------------------------------- --------------------

Deferred Debits:
     Due from affiliate-pension asset                                14
     Regulatory assets                                               30
     Other                                                            5
------------------------------------------------------- --------------------
            Total Deferred Debits                                    49
------------------------------------------------------- --------------------
                Total                                            $1,015
======================================================= ====================
======================================================= ====================

  Capitalization and Liabilities
Capitalization:
     Common equity                                                $493
     Long-term debt, net                                           283
------------------------------------------------------- --------------------
            Total Capitalization                                   776
------------------------------------------------------- --------------------

Current Liabilities:
      Short-term borrowings                                         35
     Current portion of long-term debt                               8
     Accounts payable                                               27
     Accounts payable-affiliated companies                           4
     Customer prepayments and deposits                              10
     Taxes accrued                                                   5
     Interest accrued                                                4
     Distributions/dividends declared                                4
     Other                                                          10
------------------------------------------------------- --------------------
            Total Current Liabilities                              107
------------------------------------------------------- --------------------

Deferred Credits:
      Deferred income taxes, net                                    96
      Deferred investment tax credits                                2
      Due to affiliate-postretirement benefits                      17
      Regulatory liabilities                                         6
      Other                                                         11
------------------------------------------------------- --------------------
            Total Deferred Credits                                 132
------------------------------------------------------- --------------------
                Total                                           $1,015
======================================================= ====================

                                                               Exhibit A-4

                     SOUTH CAROLINA GENERATING COMPANY, INC.
                                 BALANCE SHEETS
                    September 30, 2003 and December 31, 2002
                                   (Unaudited)

---------------------------------------------------------------------- --
                                                     September 30,
Thousands of dollars                                      2003
---------------------------------------------------------------------- --
Assets

Utility Plant:

    Plant in Service                                     $317,401
    Less Accumulated Depreciation                          133,388
-------------------------------------------------------------------------
-------------------------------------------------------------------------
        Total                                              184,013
    Construction Work in Progress                           51,768
-------------------------------------------------------------------------
        Utility Plant, Net                                 235,781
-------------------------------------------------------------------------

Current Assets:
    Cash                                                     22,336
    Receivables from Affiliated Company                       8,707
    Other Accounts Receivable                                     2
    Inventories:
        Fuel                                                  6,392
        Materials and Supplies                                1,823
    Prepayments                                                 350
-------------------------------------------------------------------------
        Total Current Assets                                 39,610
-------------------------------------------------------------------------

Deferred Debits                                               8,692
-------------------------------------------------------------------------
            Total                                          $284,083
=========================================================================

Capitalization and Liabilities


    Common Equity:
        Common Stock                                       $20,000
        Other Paid in Capital                               57,095
        Retained Earnings                                   26,571
-------------------------------------------------------------------------
-------------------------------------------------------------------------
           Total Common Equity                             103,666
    Long-Term Debt, Net                                     69,772
-------------------------------------------------------------------------
          Total Capitalization                             173,438
-------------------------------------------------------------------------

Current Liabilities:
    Current Portion of Long-Term Debt                         3,700
    Accounts Payable                                          4,476
    Due to Affiliate                                        48,750
    Taxes Accrued                                             1,192
    Interest Accrued                                            228
    Dividends Declared                                             -
    Other                                                       344
-------------------------------------------------------------------------
          Total Current Liabilities                         58,690
-------------------------------------------------------------------------

Deferred Credits:
    Accumulated Deferred Investment Tax Credits              5,524
    Accumulated Deferred  Income Taxes                      42,566
    Other Deferred Credits                                    3,865
-------------------------------------------------------------------------
          Total Deferred Credits                            51,955
-------------------------------------------------------------------------
                Total                                    $284,083
=========================================================================

                                                                   Exhibit B
                             SCANA Corporation
                             Capital Structure
                             September 30, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $     2,306                    39.0%

Preferred stock                         $        115                    1.9%

Debt (long and short-term)              $     3,496                    59.1%

                                       --------------------------------------
Total                                   $     5,917                   100.0%
                                       ======================================


                   South Carolina Electric & Gas Company
                             Capital Structure
                             September 30, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                                   $ 2,028                47.4%

Preferred stock                                     115                 2.6%

Debt (long and short-term)                        2,140                50.0%

                                       --------------------------------------
Total                                           $ 4,283               100.0%
                                       ======================================

           Public Service Company of North Carolina, Incorporated
                             Capital Structure
                             September 30, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $        493                   60.2%

Debt (long and short-term)              $        326                   39.8%

                                       --------------------------------------
Total                                   $        819                  100.0%
                                       ======================================




              South Carolina Generating Company, Incorporated
                             Capital Structure
                             September 30, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $        104                   46.0%

Debt (long and short-term)              $        122                   54.0%

                                       --------------------------------------
Total                                   $        226                  100.0%
                                       ======================================